Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference of the reference to our firm in Item 3 under the caption “Selected Consolidated Financial Information” in the Registration Statement (Form S-8) pertaining to the InterContinental Hotels Group Executive Share Option Plan, the InterContinental Hotels Group Performance Restricted Share Plan, the InterContinental Hotels Group Short Term Deferred Incentive Plan and the InterContinental Hotels Group US Employee Stock Purchase Plan of our report dated December 4, 2002, except for Note 33 – Post Balance Sheet Events, as to which the date is February 17, 2003, with respect to the consolidated financial statements and schedule of Six Continents PLC included in its Annual Report (Form 20-F) for the year ended September 30, 2002, filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

London, England
April 23, 2003